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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68760

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Reagan Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3495 Piedmont Road NE, Building 10, Suite 920
(No. and Street)

Atlanta	GA	30305
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brian Deitz	(404) 869-2593	brian@reaganconsulting.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Goldman & Company, CPA's P.C.
(Name – if individual, state last, first, and middle name)

3535 Roswell Road, Suite 32	Marietta	GA	30062
(Address)	(City)	(State)	(Zip Code)

06/25/2009	1952
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian Deitz, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Reagan Securities, LLC, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CONFIDENTIAL

REAGAN SECURITIES, INC.
Financial Statements
for the Year Ended
December 31, 2025
with
Report of Independent Registered Accounting Firm

CONTENTS

goldman & COMPANY, CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder and Management of
Reagan Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Reagan Securities, Inc as of December 31, 2025, the related statements of operations, changes in shareholder's equity and cash flows for the year ended December 31, 2025 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Reagan Securities, Inc as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Reagan Securities, Inc's management. Our responsibility is to express an opinion on Reagan Securities, Inc's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule's 1- Computation of Net Capital Under SEC Rule 15c3-1, Schedule 2-Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 (exemption) and Schedule 3-Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3 (exemption) have been subjected to audit procedures performed in conjunction with the audit of Reagan Securities, Inc.'s financial statements. The supplemental information is the responsibility of Reagan Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule's 1, 2. and 3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman + Company CPA's PC

We have served as the Company's auditor since 2017.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
March 27, 2026

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

REAGAN SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION

	December 31, 2025
ASSETS	
Cash & Cash Equivalents	$ 945,075
Accounts Receivable	110,038
Prepaid Expenses	27,902
Due from Related Parties (Note 2)	511,280
TOTAL ASSETS	**$ 1,594,295**
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Other Accrued Liabilities	$ 103,365
TOTAL LIABILITIES	**$ 103,365**
Commitments and Contengencies	$ -
STOCKHOLDER'S EQUITY	**$ 1,490,930**
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$ 1,594,295**

The Accompanying Notes are an integral part of these Financial Statements.

REAGAN SECURITIES, INC.
STATEMENT OF OPERATIONS

	Year Ended December 31, 2025
REVENUES - Merger and Acquisition Services	$ 45,605,614
GENERAL AND ADMINISTRATIVE EXPENSES	
Commissions, Compensation and Benefits	$ 23,191,986
Occupancy	110,293
Regulatory and Compliance	262,093
Technology and Communications	147,506
Other Operating Expenses	375,296
TOTAL EXPENSES	$ 24,087,174
NET INCOME	$ 21,518,440

The Accompanying Notes are an integral part of these Financial Statements.

EXHIBIT C

REAGAN SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

	Year Ended December 31, 2025
Beginning Balance - January 1	$ 872,490
Net Income	21,518,440
Less: Distributions to Parent	(20,900,000)
Ending Balance - December 31	$ 1,490,930

The Accompanying Notes are an integral part of these Financial Statements.

REAGAN SECURITIES, INC.
STATEMENT OF CASH FLOWS

	Year Ended December 31, 2025
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 21,518,440
Adjustments to Reconcile Net Profit to Net Cash provided by Operating Activities	
(Increase) Decrease in Operating Assets:	
Accounts Receivable	(41,185)
Prepaid Expenses	(4,652)
Due from Related Parties (Note 2)	(511,280)
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	9,634
NET CASH PROVIDED BY OPERATING ACTIVITIES	**20,970,957**
CASH FLOW USED IN FINANCING ACTIVITIES	
Distributions to Parent	(20,900,000)
NET CASH USED IN FINANCING ACTIVITIES	**$ (20,900,000)**
NET INCREASE IN CASH FLOWS	**$ 70,957**
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**$ 874,118**
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$ 945,075**

The Accompanying Notes are an integral part of these Financial Statements.

REAGAN SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.   Reagan Securities ("RS" or the "Company") was formed in November 2010. In December 2011, the Company was approved by the Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority ("FINRA") for the purpose of operating as a broker-dealer of securities. RS is registered with the SEC and regulated by FINRA and the Georgia Securities Commission. Pursuant to the registration, the Company must maintain a minimum net capital requirement of the greater of 6 2/3% of aggregate indebtedness or $5,000. As of December 31, 2025, the Company had net capital of $896,729 which was $889,938 more than its required net capital of $6,891, and the ratio of aggregate indebtedness to net capital was .1153 to 1.0.

The Company is not authorized to hold securities or funds for its customers. Reagan Securities provides merger and acquisition and other advisory services to clients. The Company is wholly-owned by Reagan Consulting, Inc. ("Parent").

B.   The accompanying financial statements are prepared on the accrual basis of accounting.

C.   The Company adheres to ASU 2014-09 *Revenue from Contracts with Customers* and all subsequent amendments to the ASU (collectively, "ASC 606"). ASC 606 created a single framework for recognizing revenue from contracts with customers that fall within its scope. Under ASC 606 revenue is recognized upon satisfaction of performance obligations by transferring control over goods or service to a customer. Services within the scope of ASC 606 include merger and acquisition advisory services. Refer to Revenue Recognition Note 6: *Revenue from Contracts with Customers* for further discussion on the Company's accounting policies for revenue sources within the scope of ASC 606.

D.   Cash and cash equivalents include cash on hand. For the purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety (90) days.

E.   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

F.   Income taxes have not been provided for as effective December 30, 2013, the Company was approved by the IRS to be a Qualified Subchapter S Subsidiary of its Parent for income tax purposes.

The Company has adopted provisions of FASB Interpretation #48, Accounting for Uncertainty in Income Taxes (FASB ASC 740-10). Under this Interpretation, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision for income taxes is necessary and there were no uncertain tax positions.

G.   Subsequent Events: The Company has evaluated events and transactions for potential recognition or disclosure in the financial statements through March 27, 2026, the date on which the financial statements were issued.

H.   The Company is evaluating new accounting standards and will implement as required.

2.   RELATED PARTY TRANSACTIONS

Effective January 1, 2015, the Company entered into an expense sharing agreement with its Parent. According to the terms of the agreement the Company reimburses the Parent for a portion of its overhead expenses including rent, computer, and administrative services. During the year ended December 31, 2025, the Company incurred $595,480 in costs payable to the Parent under this agreement, of which $511,280 is included in "Due from Related Parties" on the Statement of Financial Condition. The Company reimburses its Parent for actual payroll plus employer payroll tax expenses. The amount incurred in 2025 was $23,191,986. $0 of the payroll expense incurred is included in Accrued Payroll on December 31, 2025. The Company also paid its Parent $1,273,434 for the Parent's portion of joint transactions and related client expenses that were invoiced by the Company.

3.   NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of 6 2/3% of aggregate indebtedness or $5,000, whichever is greater.

As of December 31, 2025, the Company had net capital of $896,729, which was $889,838 in excess of its required minimum net capital of $6,891. The Company's percentage of aggregate indebtedness to net capital was 11.53% as of December 31, 2025.

4.   CONCENTRATIONS

For the year ended December 31, 2025, five (5) clients represented 61.37% of income.

5.   ACCOUNTS RECEIVABLE

The Company has evaluated accounts receivable and determined that no allowance is needed for bad debt. All accounts receivable are deemed collectible at December 31, 2025. The terms of

accounts receivable are due when services are provided. Accounts receivable at January 1, 2025 was $0.

6.   REVENUE FROM CONTRACTS WITH CUSTOMERS

These services include agreements to provide merger and acquisition advisory services to customers for which they charge the customers fees. The agreements contain hourly fees and success fees. The success fees may be fixed or represent a percentage of value that the customer receives if and when the merger or acquisition is completed. The Company has evaluated its hourly fee payments to ensure these fees relate to the transfer of a good or service, as a distinct performance obligation, in exchange for the hourly fee. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, that would result in the broker-dealer accounting for all the services promised in a contract as a single performance obligation and the hourly fee revenue is classified as deferred revenue on the Statement of Financial Condition. There were no deferred revenues for 2025.

7.   SINGLE REPORTABLE SEGMENT

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of investment banking. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The company derived 41.49 percent of its total revenues from a single external customer in 2025.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
(Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934)
DECEMBER 31, 2025

	Year Ended December 31, 2025
TOTAL SHAREHOLDER'S EQUITY FROM STATEMENT OF FINANCIAL CONDITION	$ 1,490,930
LESS NON-ALLOWABLE ASSETS	
Accounts Receivable (net of commission payable)	55,019
Prepaid Expenses	27,902
Due from Related Parties	511,280
Subtotal Non Allowable Assets	594,201
Less: Haircut on Other Securities	-
NET CAPITAL	$ 896,729
AGGREGATE INDEBTEDNESS	
Payables	103,365
TOTAL AGGREGATE INDEBTEDNESS	$ 103,365
PERCENTAGE - Aggregate Indebtedness to Net Capital	11.53%
BASIS NET CAPITAL REQUIREMENT	
Net Capital (above)	$ 896,729
Minimum Net Capital Requirement (See Note A Below)	(6,891)
EXCESS NET CAPITAL	$ 889,838

Note A: Minimum net capital requirement pursuant to Rule 15c3-1 is the greater
of 6 2/3% of aggregate indebtedness or $5,000.

Reconciliation with the Company's computation included in Part II, Form 17A-5 as of
December 31, 2025. There is no material difference between net capital in Part II,
Form X-17A-5 as reported and net capital as reported above.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2025

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company does not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not carry accounts of or for customers and (3) does not carry PAB accounts.

**INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2025**

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company does not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not carry accounts of or for customers and (3) does not carry PAB accounts.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder and Management of
Reagan Securities, Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Reagan Securities, Inc.(the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to include (1) receiving hourly rate based, fee based retainers and transaction-based compensation for identifying potential merger and acquisition opportunities for clients and assisting clients with those opportunities, and (2) engaging solely in activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules and approved for membership in FINRA as a CAB.

In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Reagan Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Reagan Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Goldman + Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
March 27, 2026

goldman & COMPANY, CPAs

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683



Reagan
Securities

Re: 17 C.F.R. § 240.15c3-3(k)

Reagan Securities, Inc (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers").

This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to:

   (1) receiving hourly rate based, fee based retainers and transaction-based compensation for identifying potential merger and acquisition opportunities for clients and assisting clients with those opportunities.

   (2) engaging solely in activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules and approved for membership in FINRA as a CAB.

The Company: (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Reagan Securities, Inc.

I, Brian Deitz, do hereby affirm that to my best knowledge and belief this Exemption Report is true and correct.

____
Authorized Signature

Brian Deitz, CEO
Name / Title

February 5, 2026
Date

3495 Piedmont Road NE • Building 10 • Suite 920 • Atlanta, GA 30305 • P. 404.233.5545 www.reaganconsulting.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Shareholder and Management of
Reagan Securities Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Reagan Securities Inc. and the SIPC, solely to assist you and SIPC in evaluating Reagan Securities Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2025.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2025 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2025, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting trivial differences; and

5) Compared the amount of any overpayment (if any) applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of Reagan Securities Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Goldman & Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
March 27, 2026

goldman & COMPANY, CPAs

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683